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AMERICAS

US Legal Services

Julie E. Rockmore
Counsel
(860) 273-4868
Fax:  (860) 273-0385
ROCKMOREJE@ING-AFS.com
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June 12, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Aetna Life Insurance and Annuity Company and its Variable Annuity Account C Withdrawal of Post-Effective Amendment No. 25 to Registration Statement on
       Form N-4
     Prospectus Title:  Multiple Sponsored Retirement Options 403(b), 457,
       401(a), and 401(k)
     File Nos.:  333-01107* and 811-2513

Ladies and Gentlemen:

On May 22, 2001 the above-named Depositor and Registrant filed, pursuant to Rule 485(a) of the Securities Act of 1933 (the "33 Act"), Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 (Accession Number:
0000949377-01-500047). We respectfully request withdrawal of such Post-Effective Amendment No. 25 pursuant to Rule 477 under the 33 Act, as we are no longer including the Principal Protection subaccount in this product at this time. We will refile at a later date.

Should you have any questions concerning this submission, please contact the undersigned at (860) 273-4686.

Sincerely,

/s/ Julie E. Rockmore

Julie E. Rockmore

Cc:  Allison Toledo, Esq.

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*Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statements:
33-88720, 33-75964 (which had included a combined prospectus for earlier Registration Statements: 33-75958, 33-75960, and 33-75994); 33-75986 (which had included a combined prospectus for earlier Registration Statements: 33-75970, 33-75954, and 33-75956); 33-75982 (which had included a combined prospectus for earlier Registration Statements: 33-75986, 33-75966, 33-75990, and the individual deferred compensation contracts covered by Registration Statement No. 33-75992); and 33-91846 (which had included a combined prospectus for earlier Registration Statement: 33-75976).


Hartford Site                            ING North America Insurance Corporation
151 Farmington Avenue, TS31
Hartford, CT 06156-8975